Investor Solutions SuperTrackSM Notes Filed Pursuant to Rule 433 Registration No. 333-169119 March 8, 2013

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions that are designed to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Structured Investments may be one tool that investors can use to try to achieve these goals. Structured Investments may be designed to help investors meet their specific investment objectives and provide greater diversication* to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are structured notes which consist of a debt security linked to the performance of a reference asset. The reference asset may consist of an equity security, equity index, commodity, commodity index, foreign currency exchange rate or a basket of the foregoing. Different Structured Investments may be designed to help investors try to reach various goals, including minimizing loss of principal**, generating higher yields or participating in enhanced returns. An investment in a Structured Investment involves certain risks. Please see “Certain risk considerations” in this presentation. * Diversication does not protect against loss. Structured Investments of the same issuer expose the investor to the same credit risk. ** Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party. SuperTrack Notes | 3

What is a SuperTrackSM Note and how does it work SuperTrackSM Notes offer investors participation in the performance of a reference asset. SuperTrackSM Notes are often linked to the performance of a particular market index, equity or equity basket. SuperTrackSM Notes can also be structured to provide exposure to other asset classes, such as commodities, interest rates, inflation, foreign exchange or a combination of asset classes. SuperTrackSM Notes are issued by Barclays Bank PLC and they are subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party. SuperTrackSM Notes typically provide exposure to the upside of the reference asset, as well as participation in the negative performance in the event of a decline in the value of the reference asset. The amount and type of upside or downside exposure provided by any particular SuperTrackSM Note will be described in the offering documents for that Note. SuperTrackSM Notes are typically issued in principal amounts of $1,000 per Note. An investment in SuperTrackSM Notes, unlike a direct investment in a reference asset, does not provide any interest payments or dividend income. In order to participate in the returns on a SuperTrackSM Note, the Note must be held to maturity. Some SuperTrackSM Notes may be structured to include a feature called a “buffer percentage” where the principal amount of the SuperTrackSM Notes would have limited protection (subject to the credit risk of the issuer) against a decline in the performance of the reference asset. The amount of the “buffer percentage” in a SuperTrackSM Note is often between 10% and 20%. If, for example, the buffer percentage of a particular SuperTrackSM Note were 10%, the investor would lose 1% of their principal for every 1% that the reference asset declined by more than 10% from its initial value to its final value. Accordingly, the investor could lose up to 90% of the principal amount of their investment. Some SuperTrackSM Notes are intended to offer investors enhanced participation (i.e., greater than 1-for-1 participation in the upside performance of the reference asset), typically subject to a cap or “maximum return”. This enhanced participation feature offers investors the possibility of participating in higher gains compared to what they would receive from a direct investment in the reference asset, subject to the maximum return on the notes. A “cap” or “maximum return” feature may also be included in other types of structured investments that offer only 1-for-1 (or less) participation in the upside performance of the reference asset. * Any payment on SuperTrackSM Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party. 4

Potential for enhanced participation

Some SuperTrack℠ Notes may offer enhanced returns on the reference asset in the event of a rising or falling market (typically subject to a cap), while the downside market exposure may be (depending on the terms of the particular structured investment) equivalent to the exposure of holding the reference asset (excluding dividends or distributions that may be paid to holders of the reference asset).

SuperTrack℠ Notes are typically designed for investors with a "bullish" or moderately "bullish" view of the relevant market for the underlying reference asset. SuperTrack℠ Notes that feature a "cap" or "maximum return" may be structured with a shorter maturity or a higher participation level than SuperTrack℠ notes that do not feature an upside maximum return. However, if a SuperTrack℠ Note features a maximum return, investors would not be able to participate in any appreciation of the reference asset above the pre-determined cap.

Hypothetical example*†

Reference asset: *ABC Index*

- Tenor = 4 years
- Participation rate = 200%
- Maximum return = 20%
- Initial index level equals the index closing level on the trade date

Hypothetical possibilities of payout at maturity:

- If the index performance is positive, the investor would receive the principal amount plus 200% participation of the return of the reference asset (subject to the maximum return).
- If the index performance is negative, the investor would lose some or all of their investment in the SuperTrack℠ Notes.

Figure 1: Hypothetical payoff at maturity



Predetermined Maximum Return
20%
Participation rate = 200%
Performance of the ABC Index

The thick light blue line in the example above represents the return on an investment in the structured investment, while the thin grey line represents the return on a direct investment in the ABC Index (excluding any dividends or other distributions paid to holders of components of the ABC Index).

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* SuperTrack℠ Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrack℠ Notes prior to maturity. The investor should be willing to hold the SuperTrack℠ Notes until maturity.

† Any payment on SuperTrack℠ Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrack℠ Notes are not, either directly or indirectly, an obligation of any third party.

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“Buffered” SuperTrackSM Notes SuperTrackSM Notes that feature a “buffer percentage” may provide a degree of limited protection in the case of any negative performance of the reference asset(s).*† A “buffer percentage” in a SuperTrackSM Note allows the investor to receive at least the principal amount of their investment at maturity only if the reference asset does not decline in value from its initial level to its final level by more than the buffer percentage. SuperTrackSM Notes that contain a buffer percentage often contain a buffer percentage in the range of 10% to 20%. If, for example, the buffer percentage of a particular SuperTrackSM Note were 10%, the investor would lose 1% of their principal for every 1% that the reference asset declined by more than 10% from its initial value to its final value. Accordingly, the investor could lose up to 90% of the principal amount of their investment. Not all SuperTrackSM Notes feature a buffer percentage, and not all SuperTrackSM Notes that do have a buffer percentage that falls within the range described in the paragraph above. You are urged to read carefully the offering documentation for any structured investment to understand its terms and associated risks, and you are urged to consult with your own advisors prior to investing in a structured investment. Hypothetical example*† Reference asset: ABC Index • Tenor = 18 months • Participation rate = 200% • Maximum return = 12% • Initial index level equals the index closing level on the trade date • Buffer percentage = 10% * SuperTrackSM Notes are intended to be held to maturity. The investor may receive less, and possibly signicantly less, than the amount invested if the investor sells the SuperTrackSM Notes prior to maturity. The investor should be willing to hold the SuperTrackSM Notes until maturity. † Any payment on SuperTrackSM Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party. 6

Hypothetical possibilities of payout at maturity (based on the example set forth on the previous page): • If the index performance is positive, the investor would receive the principal amount, plus 200% participation of the return of the index (subject to the cap). • If the index performance is negative, but is not less than -10%, the investor would receive only the principal amount invested. • If the index performance is less than -10%, the investor would lose 1% of the principal amount of the SuperTrackSM Notes for every 1% that the index performance declines below -10%. For example, if the index performance were -15%, the investor would lose 5% of the principal amount of their investment. An investor may lose up to 90% of their principal investment. Figure 2: Hypothetical payoff at maturity The thick light blue line in the example above represents the return on an investment in the structured investment, while the thin grey line represents the return on a direct investment in the ABC Index (excluding any dividends or other distributions paid to holders of components of the ABC Index). This example is for illustrative purposes only and does not constitute a guaranteed return or performance. SuperTrack Notes | 7

How do SuperTrack℠ Notes perform at maturity?

Assuming a SuperTrack℠ Note is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset and the structure of the particular SuperTrack℠ Note. The following is a hypothetical example that provides an overview of certain of the possible scenarios.

The terms of each structured investment may differ depending on a number of factors, including the reference asset and the term to maturity, among others. You are urged to read carefully the offering documentation related to any structured investment to understand its terms and associated risks, and you are urged to consult with your own advisors prior to investing in a structured investment.

Hypothetical example*

A SuperTrack℠ Note with a participation rate of 200%, a buffer percentage of 20%, a maximum return of 50% and a principal amount of $1,000.

Change in the value of the reference asset	Calculation of payment at maturity	Hypothetical payment at maturity on the Notes
+30%	$1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 30%] (subject to the maximum return of 50%)	$1,500 (Participation rate x reference asset performance exceeds the maximum return of 50%; return on investment is 50%)
+10%	$1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 10%] (subject to the maximum return of 50%)	$1,200 (Participation rate x reference asset performance does not exceed the maximum return of 50%; return on investment is 20%)
0%	$1,000 + [$1,000 x participation rate x reference asset performance]; $1,000 + [$1,000 x 200% x 0%] (subject to the maximum return of 50%)	$1,000 (0% return on investment)
-10%	Reference asset performance is negative but is not less than -20%	$1,000 (0% return on investment)
-30%	$1,000 + [$1,000 x (reference asset performance + buffer percentage)]; $1,000 + [$1,000 x (-30% + 20%)]	$900 (-10% return on investment)
-100%	$1,000 + [$1,000 x (reference asset performance + buffer percentage)]; $1,000 + [$1,000 x (-100% + 20%)]	$200 (-80% return on investment)

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Any payment on SuperTrack℠ Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the Issuer. In addition, SuperTrack℠ Notes are not, either directly or indirectly, an obligation of any third party.

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Certain risk considerations Some of the risks related to SuperTrackSM Notes are described below. Before investing in any SuperTrackSM Notes, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. Credit of issuer The types of SuperTrackSM Notes detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the SuperTrackSM Notes, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the SuperTrackSM Notes. In the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the SuperTrackSM Notes. You may lose some or all of your initial investment The return at maturity, if any, on SuperTrackSM Notes is linked to the performance of the reference asset to which the notes are linked. If the value of the reference asset decreases from its initial value to its final value by more than a certain percentage, you may lose some or all of your initial investment. No rights to the reference asset As a holder of the SuperTrackSM Notes linked to equities or equity indices, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have. Limited liquidity You should be willing to hold the SuperTrackSM Notes to maturity. There may be little or no secondary market for the SuperTrackSM Notes. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the SuperTrackSM Notes. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the SuperTrackSM Notes. If you sell SuperTrackSM Notes prior to their maturity, you may have to sell them at a substantial loss. SuperTrack Notes | 9

Certain built-in costs are likely to adversely affect the value of the SuperTrackSM Notes prior to maturity The original issue price of the SuperTrackSM Notes includes the agent’s commission and the cost of hedging our obligations under the notes. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the SuperTrackSM Notes could result in a substantial loss to you. Your own evaluation of the merits In connection with any purchase of SuperTrackSM Notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in SuperTrackSM Notes before investing. Historical results not indicative of future performance The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of SuperTrackSM Notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future. Market risk The return, if any, on SuperTrackSM Notes is dependent on the performance of the reference asset to which the notes are linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the notes. Unless your SuperTrackSM Notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity. 10

Price volatility Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the SuperTrackSM Notes. Changes in the levels, values or prices of the reference assets will determine the payment on SuperTrackSM Notes. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the reference assets decline. Unless your SuperTrackSM Notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC, as the issuer), you should be willing and able to bear the loss of some or all of your investment. Many unpredictable factors, including economic and market factors, will impact the value of the Structured Investments In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including • the expected volatility of the reference asset or its underlying components; • the time to maturity of the SuperTrackSM Notes; • interest and yield rates in the market generally; • a variety of economic, financial, political, regulatory or judicial events; • supply and demand for the SuperTrackSM Notes; and • the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer. SuperTrack Notes | 11

Potential conflicts of interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for SuperTrack^{SM} Notes. The calculation agent will make determinations related to the notes, including calculating the amounts payable to you under the notes and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under SuperTrack^{SM} Notes.

If SuperTrack^{SM} Notes were linked to one or more Barclays indices, Barclays Bank PLC would be the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of SuperTrack^{SM} Notes into consideration at any time.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of SuperTrack^{SM} Notes, including hedging its obligations under SuperTrack^{SM} Notes. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in SuperTrack^{SM} Notes.

Commodities and commodities futures prices may change unpredictably

SuperTrack^{SM} Notes may be linked to commodities or commodity indices. Market prices of commodities futures contracts, including futures contracts underlying commodities indices, may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of those physical commodities. These factors may adversely affect the level, value or price of commodities reference assets and, consequently, the market value and return, if any, of Structured Investments linked to commodities reference assets.

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Commodities and commodities futures contracts are subject to suspensions and disruptions in trading SuperTrackSM Notes may be linked to commodities or commodity indices. The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, US futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some commodities futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of commodities futures contracts on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of commodities futures contracts, or the level of the commodities indices that track commodities futures contracts, and, therefore, the market value of SuperTrackSM Notes that are linked to commodities reference assets. Commodities futures and commodities indices that track commodities futures do not provide exposure to the spot prices of commodities SuperTrackSM Notes may be linked to commodities or commodity indices. Commodities futures prices, and the level or value of commodities indices that track commodities futures prices, reflect the prices for futures contracts for physical commodities. They do not reflect the current or “spot” prices of any commodity. A commodity futures contract represents an agreement to buy a set amount of an underlying physical commodity at a pre-determined price during a stated delivery period, and the price of the contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or spot price reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at any given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity, and expectations concerning supply and demand for the commodity. While price movements in futures contracts of physical commodities may at times correlate with changes in the spot prices of those commodities, such correlation may only be approximate or at times be weak. As such, SuperTrackSM Notes that reference commodities futures contracts, or the level or value of commodities indices that track commodities futures contracts, are not intended to be representative of an investment that provides exposure to spot prices of commodities. Consequently, such SuperTrackSM Notes may not be an effective means to hedge against the risk of losses in commodity-related transactions or to indirectly invest in commodities. SuperTrack Notes | 13

The difference between commodities futures prices and the current prices of the underlying commodities may adversely affect the amounts payable under SuperTrackSM Notes linked to commodities indices SuperTrackSM Notes may be linked to commodities or commodity indices. Most commodity indices track the prices of commodities futures contracts. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodities futures contracts normally specify a certain date for delivery of the underlying physical commodities. As the futures contracts underlying a commodities index approach expiration, they are replaced by, or “rolled” into, similar contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices of futures contracts are lower in the distant delivery months than the spot price of the underlying commodity or the price of the futures contracts in the nearer delivery months, a positive “roll yield” would be reflected in the level of the commodities index. The actual realization of a potential roll yield will be dependent upon the level of the spot price of the physical commodity relative to the unwind price of the commodity futures contract at the time of sale of the contract. The absence of backwardation (or “contango”) in the commodity markets could result in negative “roll yields”, which could adversely affect the level or value of the commodities indices underlying your SuperTrackSM Notes and, accordingly, decrease the payment you receive at maturity or upon redemption. Changes in law or regulation relating to commodities futures contracts may adversely affect the market value of, and the amounts payable under, your SuperTrackSM Notes linked to commodities or commodities indices Commodity futures contracts that underlie commodities indices are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. While The CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined. Many provisions of the legislation will not become effective until such rules are adopted. Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. Such legislation and reforms may reduce liquidity and increase market volatility in the commodities futures contracts that underlie commodities indices, which could adversely affect the prices of such contracts and, in turn, the market value of and the amounts payable on SuperTrackSM Notes that reference commodities. 14

Additional risks relating to SuperTrackSM Notes with reference assets that are currency exchange rates, an index referencing currency exchange rates, or other market measures based on currency exchange rates The price relationship between two currencies (e.g., the US dollar-Indian rupee exchange rate) may be highly volatile and may vary based on a number of factors that we cannot control, including the supply of and demand for each currency, and political, economic, legal, financial, accounting and tax matters. These factors may adversely affect the currency exchange rates to which SuperTrackSM Notes are linked and, as a result, the market value of and your return, if any, on such notes. The market value of and the amount of principal, interest or other amounts payable on SuperTrackSM Notes linked to currency exchange rates may also be affected by the actions of sovereign governments. Among other things, such actions could interfere with currency valuation and the movement of currencies across borders. There may be no adjustment to or change in the terms of any notes in the event that currency exchange rates to which the notes are linked should become fixed; in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes; in the event of the issuance of a replacement currency; or in the event of any other development affecting the relevant currencies underlying the notes. The Wealth and Investment Management division of Barclays may sell SuperTrackSM Notes to certain of its customers and may receive compensation from Barclays, as the issuer of SuperTrackSM Notes, in this capacity The Wealth and Investment Management division of Barclays may offer SuperTrackSM Notes to its clients and be compensated for doing so. The Wealth and Investment Management division of Barclays, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of SuperTrackSM Notes to you and, as such, its role may create a potential conflict of interest. The Wealth and Investment Management division of Barclays is not acting as your agent or investment advisor, and is not representing you in any capacity with respect to any purchase of SuperTrackSM Notes by you. If you are considering whether to invest in SuperTrackSM Notes through the Wealth and Investment Management division of Barclays, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment. Earn success with Barclays Barclays Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We deliver practical solutions that benefit and make sense for our clients, including • All Asset Classes and Structures Under One RoofSM • Commitment to our clients: client service is the foundation for our success

Disclaimer Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., the Wealth and Investment Management Division of Barclays (“WIM”) or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or WIM Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. © 2013 Barclays Bank PLC. All Rights Reserved. Contacts For more information, please contact us at Phone: +1 212 528 7198 Email: Solutions@barclays.com Website: barx-is.com P0501 | CSNY423240 v10 | March 2013